

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Peng Li
Chairman and Chief Executive Officer
QuantaSing Group Ltd
Room 710, 5/F, Building No. 1
Zone No. 1, Ronghe Road
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: QuantaSing Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 13, 2023**
> **File No. 333-268907**

Dear Peng Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. Please refer to the prospectus cover page and the HFCAA disclosures. Please revise to disclose that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm based in mainland China. Please revise all HFCAA disclosures throughout the prospectus accordingly.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 2

2. We note your response comment 2 and reissue. In this regard, we note that the revised disclosure does not appear to address how, if implemented, the Draft Rules Regarding Overseas Listing might subject you to the filing requirements with the CSRC for this offering and listing or prohibit this offering or a future offering. Please revise to discuss in greater detail the facts and circumstances, including prohibited circumstances, which would subject the company to filing requirements with the CSRC for this offering and listing or a future offering.

Risk Factors
Risks Related to the ADSs and this Offering
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors, page 75

3. We note your disclosure about stock price volatility of the securities of some China-based companies that have listed their securities in the United States since their initial public offerings in recent years; and how the price and trading volume for the ADSs may be highly volatile for factors specific to your operations. We also note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to a company's performance following a number of recent initial public offerings, particularly among companies with relatively small public floats. Please revise to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk, in addition to contributing factors you provide related to the general market and your operations. Discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Amendment No. 1 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Three months ended September 30, 2022 compared to three months ended September 30, 2021, page 114

4. We note your response to comment 3. The 26.9% decrease in financial literacy revenue appears to have resulted from a decrease in converting introductory learners into paying learners, driven by a decrease in marketing efforts targeted at converting these learners. In this regard, we note that you intend to continue these efforts to diversify course offerings by reallocating marketing efforts away from financial literacy courses. It therefore appears that historical financial literacy revenue is not necessarily indicative of future amounts. Please expand your discussion to clearly explain this change in trend and expected impact to results of operations pursuant to Item 5.D of Form 20-F as referenced

from Item 4 of Form F-1. Lastly, please quantify the factors contributing to the change in financial literacy revenue for the three months ended September 30, 2022, including the increase resulting from an increased repeat purchase rate, and the decrease related to the above.

<u>Consent of Independent Registered Public Accounting Firm</u>
<u>Exhibit 99.1</u>

5.   Please have your auditors revise their consent to reference the amendment to the Registration Statement on Form F-1.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang, Esq.